UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 06, 2021
Commission File Number 1-15200

Equinor ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Equinor ASA on December 06, 2021, entitled "Equinor ASA: Share buy-back".

Equinor ASA: Share buy-back

Please see below information about transactions made under the share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR).

Date on which the second tranche of the share buy-back programme for 2021 was announced: 27 October 2021.

The duration of the second tranche of the buy-back programme: 27 October 2021 to 31 January 2022.

Size of the buy-back programme: Up to 75,000,000 shares, but maximum total consideration for the second tranche: USD 330,000,000.

From 29 November 2021 until 3 December 2021, Equinor ASA has purchased a total of 1,022,798 own shares at the Oslo Stock Exchange at an average price of NOK 228.4256 per share.

Aggregated overview of transactions per day:

Date	Aggregated volume (number of shares)	Weighted average share price (NOK)	Total transaction value (NOK)
29 November	206,890	225.3110	46,614,592.79
30 November	207,897	224.3705	46,645,953.84
1 December	201,628	230.9904	46,574,132.37
2 December	203,702	229.8434	46,819,560.27
3 December	202,681	231.7881	46,979,043.90

Previously disclosed buy-backs under the second tranche of the 2021 programme (accumulated)	4,366,133	225.0014	982,385,970.52
Previously disclosed buy-backs under the first tranche of the 2021 programme (accumulated)	4,575,502	189.5059	867,084,609.04

Total buy-backs under the 2021 programme	9,964,433	209.0539	2,083,103,862.72

Following the completion of the above transactions, Equinor ASA owns a total of 21,860,557 own shares, corresponding to 0.67% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme.

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix:
A detailed overview of all transactions made under the buy-back programme that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Further information from

Investor relations
Peter Hutton, senior vice president Investor Relations,
+44 7881 918 792 (mobile)

Media
Sissel Rinde, vice president Media Relations,
+ 47 412 60 584 (mobile)

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQUINOR ASA (Registrant)
Dated: December 06, 2021	By:	___/s/ Ulrica Fearn Name: Ulrica Fearn Title: Chief Financial Officer